EXHIBIT 2.3

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
The following description of the equity securities of Teekay Corporation (the “Company,” “we,” “us,” and “our”) does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Restated Articles of Incorporation, as amended (the “Articles”) and the Amended and Restated Bylaws (the “Bylaws”), which are incorporated herein by reference.

DESCRIPTION OF CAPITAL STOCK

General

The Company may issue common stock (“Common Stock”) or one or more distinct series of preferred stock (“Preferred Stock”), from time to time. This description summarizes the material terms of the Company’s Common Stock and material terms that would be common to all series of the Company’s Preferred Stock.

The authorized capital stock of the Company consists of 725 million shares of Common Stock, with a par value of $0.001 per share, and 25 million shares of Preferred Stock, with a par value of $1 per share.

 Exchange Listing

Shares of the Company’s Common Stock are listed on the New York Stock Exchange, where they trade under the symbol “TK.”

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare, Inc.

Common Stock

Each outstanding share of Common Stock entitles its holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably (based on number of shares held) any dividends declared from time to time by the board of directors of the Company (“Board of Directors”) out of funds legally available therefor. Holders of Common Stock generally do not have conversion, redemption or preemptive rights to subscribe for any of the Company’s securities. All outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of the Common Stock are subject to the rights of the holders of any shares of Preferred Stock that the Company may issue.

Preferred Stock

The Board of Directors may from time to time, and without further action by the Company’s shareholders, direct the issuance of shares of Preferred Stock in one or more series and may, at the time of issuance, determine the rights, preference and limitations of each such series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Teekay Corporation before any payment is made to the holders of shares of Common Stock. The voting, dividend, liquidation, redemption, conversion or other rights of any Preferred Stock the Company may issue could adversely affect the voting power and other rights of the holders of Common Stock and may have the effect of decreasing the market price of the Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company’s securities or the removal of incumbent management.

Anti-Takeover Provisions

Preferred Stock Authorization.

As noted above, the Board of Directors, without shareholder approval, has the authority under the Articles to issue Preferred Stock with rights superior to the rights of the holders of Common Stock. As a result, Preferred Stock could be issued quickly and easily, could adversely affect the rights of holders of Common Stock and could be issued with terms calculated or which have a tendency to delay or prevent a change of control of Teekay Corporation or make removal of management more difficult.

Shareholder Rights Plan.

The Company has an amended and restated rights agreement pursuant to which holders of Common Stock have been granted one purchase right on each outstanding share of Common Stock. Each purchase right, when exercisable, initially entitles its

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registered holder to purchase from the Company one share of Common Stock at a price of $200 per share, subject to certain anti-dilution adjustments. The purchase rights are not currently exercisable and will become exercisable only upon the earlier of:

•                 Ten days following a public announcement that a person became an “acquiring person,” which refers to a person who, together with his affiliates and associates, either (a) did not beneficially own 15% or more of outstanding Common Stock on July 2, 2010 (the effective date of the amended and restated shareholder rights plan), and subsequently acquires beneficial ownership of 20% or more of outstanding Common Stock, or (b) did beneficially own 15% or more of outstanding Common Stock on July 2, 2010, and subsequently acquires beneficial ownership of an additional 5% or more of outstanding Common Stock; or

•                  Ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an acquiring person.

Unless otherwise approved by the Board of Directors, if a person becomes an acquiring person, the purchase rights held at any time by the acquiring person and its affiliates will become null and void and nontransferable, and the remaining purchase rights will entitle each other right holder to purchase, for the purchase price, the number of shares of Common Stock which at the time of the transaction would have a market value equal to twice the purchase price. Additionally, at any time prior to an acquiring person’s becoming the holder of 50% or more of outstanding shares of Common Stock, the Board of Directors may exchange the purchase rights (other than the purchase rights owned by the acquiring person and its affiliates), at an exchange ratio of one share of Common Stock per purchase right.

After a person becomes an acquiring person, each of the following events would entitle each holder of a purchase right (other than the acquiring person and its affiliates) to purchase, for the purchase price, that number of shares of Common Stock of another corporation which at the time of the event would have a market value equal to twice the purchase price:

•                 the acquisition of the Company in a merger by such other corporation;

•                  a business combination between the Company and such other corporation; or

•                  the sale, lease, exchange or transfer of 50% or more of the Company’s assets or assets accounting for 50% or more of the Company’s net income or revenues, in one or more transactions.

At any time prior to the earlier of a triggering offer or any person becoming an acquiring person, the Board of Directors may redeem the purchase rights in whole, but not in part, at a price of $0.0001 per purchase right. In addition, the Board of Directors may also waive, within a specified period, the effect of such triggering event or a person being an acquiring person.

The purchase rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire the Company without approval of our Board of Directors. The purchase rights will not interfere with any merger or other business combination approved by the Board of Directors, since the Board of Directors may, at its option, authorize Teekay Corporation to redeem all of the then-outstanding purchase rights or waive the application of the shareholder rights plan in connection with a specific transaction. The shareholder rights plan and the rights expire in July 2020. The description and terms of the purchase rights are set forth in the Company’s Amended and Restated Rights Agreement that is filed as an exhibit to the Company’s Registration Statement on Form 8-A/A filed on July 2, 2010.

Shareholder Meetings, Quorum, Voting and Consents.

The Company’s Bylaws establish advance notice procedures with respect to business brought before an annual meeting by a shareholder and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors. Under the Bylaws, special meetings of the shareholders may be called only by the Board of Directors. The Company’s Bylaws provide that no business other than that stated in the notice of meeting may be transacted at any special meeting. The Articles provide that a majority of the shares entitled to vote on any matter shall constitute a quorum at a meeting of shareholders, unless (a) the matter has been submitted to the shareholders at any meeting and recommended by a majority of Continuing Directors (as defined in the Articles) or (b) the meeting is an election of directors, and all nominees for election as directors are recommended by a majority of Continuing Directors, in which case one-third of the shares entitled to vote on the matter shall constitute a quorum. In addition, under Republic of the Marshall Islands law, shareholder actions taken without a shareholder meeting or a vote must be taken by unanimous written consent of the shareholders entitled to vote with respect to the subject matter thereof, unless the articles of incorporation provide otherwise, which the Articles do not. These provisions may have the effect of delaying or preventing consideration of certain shareholder proposals until the next annual meeting, if at all, unless a special meeting is called by the Board of Directors.

Election of Directors.

The Bylaws provide for a “staggered board,” with the Board of Directors divided into three classes, as nearly equal in number as possible, and the directors in each class serving three-year terms and one class being elected each year by the shareholders. Vacancies on the Board of Directors are filled by the Board of Directors. Because this system of electing directors and

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filling vacancies generally makes it more difficult for shareholders to replace a majority of the Board of Directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of the Company.

Other Matters

Sales of Assets, Mergers and Dissolution.

Under the Marshall Islands Business Corporations Act, the sale of all or substantially all of Teekay Corporation’s assets not made in the usual or regular course of Teekay Corporation’s business or the non-judicial dissolution and liquidation of Teekay Corporation are required to be approved by the holders of two-thirds of the outstanding shares of the Company’s capital stock entitled to vote on such matter or by a unanimous written consent of all holders of capital stock entitled to vote on the matter. In addition, the holders of one-half of the outstanding shares of capital stock entitled to vote may institute judicial dissolution proceedings in specified circumstances in accordance with the Marshall Islands Business Corporations Act. In the event of the dissolution of Teekay Corporation, the holders of Common Stock will be entitled to share pro rata (based on number of shares held) in the Company’s net assets available for distribution to them, after payment to all creditors and the liquidation preferences of any outstanding Preferred Stock.

Under the Marshall Islands Business Corporations Act, a merger or consolidation involving Teekay Corporation (other than with subsidiaries at least 90% of whose shares are owned by Teekay Corporation) is required to be approved by the holders of a majority of the outstanding shares of the Company’s capital stock entitled to vote on the matter.

A class of shares may be entitled to vote separately as a class on various corporate activities. The vote for such class will be determined by the Marshall Islands Business Corporations Act and, if applicable, the Company’s articles of incorporation and bylaws.

Dissenters’ Rights of Appraisal and Payment.

Under the Marshall Islands Business Corporations Act, the shareholders of the Company have the right to dissent from various corporate actions, including certain mergers or sales of all or substantially all of the Company’s assets not made in the usual course of the Company’s business, and receive payment of the fair value of their shares. The right of a dissenting shareholder to receive payment of the fair value of such shareholder’s shares shall not be available for the shares of any class or series of stock, which shares, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation or any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual course of its business, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of the Company’s articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. A condition for such payment is that the dissenting shareholder(s) follow the procedures set forth in the Marshall Islands Business Corporations Act. In the event that we fail to agree with any dissenting shareholder on a price for the shares, such procedures involve, among other things, the institution of court proceedings in either the Republic of the Marshall Islands or the country where the Company’s shares are primarily traded, which is the United States. The value of the shares of a dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Amendment of Articles of Incorporation.

Under the Marshall Islands Business Corporations Act, amendments to the articles of incorporation of a Republic of the Marshall Islands corporation generally may be authorized by vote of the holders of a majority of all outstanding shares entitled to vote. The approval of the holders of a majority of the outstanding shares of an adversely affected class or series of stock is also required for certain amendments.

Limitations on Ownership and Dividends.

Neither Republic of the Marshall Islands law nor the Articles or Bylaws limit the right to own the Company’s securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities. Certain of the Company’s debt facilities, and Republic of the Marshall Islands law, impose limitations on the Company’s ability to pay dividends.

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